SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON OCTOBER 4, 2012, DRAWN UP IN SUMMARY FORMAT.

Company Registry (NIRE): 35300396090

1.         Date:               October 4, 2012.

2.         Time:              2:30 p.m.

3.         Venue:           Av. Brigadeiro Faria Lima, 3400 – 20º andar.

4.         Attendance:   Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Yoshiaki Nakano, Rubens dos Santos and Claudia Maria Sarti (General Secretary to the Board of Directors).

6.         Matters Discussed: 6.6 – Election of Executive Officer – The Board of Directors, pursuant to Article 19, paragraph III of the Company’s Bylaws, unanimously approved the election of Mr.  Tufi Daher Filho,  Brazilian citizen, married, civil engineer, registered with the Minas Gerais Regional Engineering and Agronomy Council (CREA/MG) under no. 35774-1  and holder of Individual Taxpayers’ ID (CPF/MF) 323.142.486-00, with commercial office at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo, as Executive Officer, with term of office effective until April 30, 2013, extendable until the investiture of his successor. The Company’s Executive Board is therefore composed as follows: Benjamin Steinbruch – CEO; Enéas Garcia Diniz – Executive Officer; José Taragano - Executive Officer; Luis Fernando Barbosa Martinez – Executive Officer; Juarez Saliba de Avelar – Executive Officer;  Tufi Daher Filho – Executive Officer; and David Moise Salama – Investor Relations Executive Officer, all of whom with term of office effective until April 30, 2013, extendable until the investiture of their successors.

This is a free English translation of the minutes filed at the Company’s headquarters.

Claudia Maria Sarti

General Secretary to the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 16, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.